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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*
                                            --

                           NewCare Health Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.02 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     651053
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           James H. Perry, President
                         Bridge Capital Partners, Inc.
5350 South Roslyn Street, Suite 350, Englewood, Colorado  80111   (303) 721-1111
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 22, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 651053                                             PAGE 2 OF 18 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ProFutures Bridge Capital Fund, L.P.
    74-2786949
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          736,668
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    None
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    736,668
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     736,668
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 651053                                             PAGE 3 OF 18 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bridge Capital Partners, Inc.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       Not Applicable/WC/PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF              0
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH                  742,068
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                        0

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         742,068

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    742,068

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.16%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 651053                                             PAGE 4 OF 18 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ProFutures Fund Management, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          736,668
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    736,668
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     736,668
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.118%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 651023                                             Page 5 of 18  Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gary D. Halbert
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         Not applicable.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


         USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                  0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 736,668
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                           0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           736,668
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 651023                                              PAGE 6 OF 18 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James H. Perry

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable.

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                5,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING             737,068
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         5,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       737,068
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, par value $.02 per share (the "Shares"), of NewCare Health Corporation, a Nevada corporation (the "Company"), whose principal executive offices are at 6000 Lake Forest Drive, Suite 315, Atlanta, Georgia 30328.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is filed by (i) ProFutures Bridge Capital Fund, L.P. ("ProFutures Bridge"), (ii) by Bridge Capital Partners, Inc. ("Bridge Capital") and ProFutures Fund Management, Inc. ("ProFutures Fund") by virtue of their respective position as Co-General Partners of ProFutures Bridge, (iii) James H. Perry ("Perry") by virtue of his position as President and sole Director of Bridge Capital and (iv) Gary D. Halbert ("Halbert") by virtue of his position as President and Director of ProFutures Fund (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf. In addition, information is set forth below in subparagraph (g) with respect to the executive officers, directors and control person of ProFutures Fund.

         (a) ProFutures Bridge is the holder of approximately 6.12% of the outstanding Shares. Bridge Capital and ProFutures Fund, as the general partners of ProFutures Bridge, may be deemed to control ProFutures Bridge. Perry and Halbert own all the outstanding capital stock of Bridge Capital and ProFutures Bridge, respectively, and may be deemed to control such companies.

         (b) The principal executive office or business address of ProFutures Bridge, Bridge Capital and Perry is 5350 South Roslyn Street, Suite 350, Englewood, Colorado 80111. The principal executive office or business address of ProFutures Fund and Halbert is 1310 Highway 620 South, Suite 200, Austin, Texas 78734.

         (c) ProFutures Bridge is a limited partnership engaged in venture capital investments. Bridge Capital and ProFutures Fund's sole business activity is to serve as a general partner of ProFutures Bridge.

                 Perry is the President and sole Director and Shareholder of Bridge Capital and a principal in the firm of Perry, Nestman & Doshier, LLC. Halbert is the President and Director and principal shareholder of ProFutures Fund.

         (d) Neither the Reporting Persons, nor to the knowledge of such Reporting Persons, any person named in subparagraph (g) below has been convicted in any criminal proceeding in the past five years (except traffic violations or similar misdemeanors).

         (e) Neither the Reporting Persons, nor to the knowledge of such Reporting Persons, any person named in subparagraph (g) below has been a party to any civil proceeding and, as a result of such proceedings, was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) ProFutures Bridge is a Delaware limited partnership. Bridge Capital is a Colorado corporation, and ProFutures Fund is a Texas corporation. Perry and Halbert are citizens of the United States.

         (g) Other Directors and executive officers of ProFutures Fund are as follows:

                 (1)      Name:  Debi B. Halbert
                          Business Address: 1310 Highway 620 South, Suite 200,
                             Austin, Texas  78734
                          Present Principal Occupation:  Chief Financial Officer
                             and Treasurer, Director and shareholder of ProFutures Fund Management, Inc. and affiliates
                          Citizenship:  USA

                 (2)      Name:  John F. Mauldin
                          Business Address: The Ballpark in Arlington,
                             Suite 216, Arlington, Texas  76011
                          Present Principal Occupation:  President, Director and
                             shareholder of Communications Management, Inc.
                             and affiliates
                          Citizenship:  USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount of consideration required by ProFutures Bridge to purchase the Shares reported in Item 5(c) was $2,501,525, which amount includes the purchase price (approximately $2.00 per Warrant) of the 333,334 Warrants as described in
Item 5(c). The purchase was made out of working capital and no funds were borrowed to acquire such Shares. The consideration required by Bridge Capital and Perry to purchase the Shares reported in Item 5(c) was $1,525 and $19,121.88, respectively. Working capital was used by Bridge Capital to acquire its Shares and personal funds were used by Perry to acquire his Shares. Neither Bridge Capital nor Perry borrowed any funds in connection with the purchase of their respective Shares.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Each Reporting Person acquired and holds the Shares for investment purposes only. The Reporting Persons may, from time to time, acquire or sell small blocks of additional Common Stock of the Company; provided, however, that none of the Reporting Persons has any present plan or proposal that would result in any of the actions referred to in paragraphs (a) through (j) of the Instructions to
Item 4 of Schedule 13-D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares owned beneficially by ProFutures Bridge as of the close of business on February 28, 1998, was 736,668 or approximately 6.12% of the 12,039,193 shares of Common Stock outstanding (the "Outstanding Shares"). By virtue of the relationships described in Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares held by ProFutures Bridge. Perry and Halbert disclaim that each of them is the beneficial owner of the Shares owned by ProFutures Bridge.

                 Bridge Capital is the direct, beneficial owner of 400 Shares and Perry is the direct beneficial owner of 5,000 Shares. By virtue of the relationship described in Item 2 of this Statement, Bridge Capital and Perry may be deemed to be the beneficial owner of 742,068 Shares, or 6.16% of the Outstanding Shares. Perry disclaims such beneficial ownership, except with respect to 5,000 Shares which were directly owned by Perry.

                 ProFutures Fund and Halbert by virtue of the relationship described in Item 2 of this Statement, may be deemed to be the beneficial owners of 736,668 Shares, or 6.118% of the Outstanding Shares. Halbert disclaims such beneficial ownership.

         (b) ProFutures Bridge has the direct power to vote and direct disposition of 736,668 Shares. By virtue of their positions as general partners, ProFutures Fund and Bridge Capital may be deemed to share the indirect power to vote and dispose of these Shares. Perry and Halbert by virtue of their relationship may be deemed to share the indirect power to vote and dispose of these Shares. Bridge Capital has the direct power to vote and direct disposition of 400 Shares. Perry has the direct power to vote and direct disposition of 5,000 Shares and the indirect power to vote and direct disposition of the 400 Shares held by Bridge Capital.

         (c) Except as described below, no transactions in the Common Stock of the Company were effected by the persons named in response to paragraphs (a) and (b) above during the past sixty (60) days.

                          (i) On January 22, 1998, ProFutures Bridge Capital Fund, L.P. ("ProFutures Bridge") purchased 666,668 Shares and 333,334 Common Stock Purchase Warrants (the "Warrants") directly from the Company in an unregistered private offering of Units. Each Unit consists of four (4) Shares and two (2) Warrants and the purchase price for each Unit is $15.00. The aggregate purchase price for the Units purchased by ProFutures Bridge was $2,500,005 cash. Each Warrant represents the right to one (1) Share and can be exercised at any time after October 30, 1998 and prior to October 30, 2000 at an exercise price of $5.00 per share. The Shares represented by the Warrants are not considered to be outstanding or beneficially owned for purposes of this
                 Schedule 13-D.

                          (ii) In February 1998, ProFutures Bridge acquired an additional 70,000 Shares of the Company. These Shares were acquired in open market transactions on the following dates and for the consideration set forth below:

                 DATE PURCHASED            NUMBER OF SHARES                  AVERAGE PRICE PER SHARE
              -----------------------------------------------------------------------------------------
                 02/05/98                        5,000                       3.84375
                 02/06/98                       10,000                       3.84375
                 02/09/98                       10,000                       3.84375
                 02/11/98                       10,000                       3.90625
                 02/12/98                       10,000                       3.84375
                 02/13/98                       10,000                       3.75
                 02/24/98                        8,000                       3.67
                 02/26/98                        7,000                       3.60

                          (iii) On February 27, 1998, Bridge Capital acquired 400 Shares in an open market transaction for $3.8125 per share. On January 26, 1998 and February 5, 1998, Perry acquired 3,100 Shares and 1,900 Shares, respectively, in open market transactions. The purchase price paid by Perry was $3.8125 and $3.8437 per share.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, and the proceeds from the sale of the Shares held by it.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ProFutures Bridge, the Company and two key employees entered into an Agreement on January 22, 1998, under the terms of which the Company agreed, among other things, to acquire the stock or assets of Renaissance Senior Living, Inc. by March 1, 1998 and to require repayment of certain outstanding loans to two principals of the Company. In addition, certain principals of the Company agreed to a covenant not to compete.

On January 22, 1998, ProFutures Bridge and Chris Brogdon, a director of the Company, entered into an Agreement under the terms of which Brogdon granted ProFutures Bridge the right, exercisable at ProFutures Bridges' option, to require Brogdon to repurchase all or any portion of the Shares and Warrants purchased by ProFutures Bridge in connection with the February 1998 private offering. The price to be paid in the event this option is exercised is the same price that ProFutures Bridge paid for such Shares and Warrants. The option expires in one (1) year from its execution.

There are no other contracts, or arrangement relationships with respect to the Shares of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are attached hereto and incorporated herein by reference:

                 Exhibit 1.       Joint Filing Agreement

                 Exhibit 2. Agreement dated January 22, 1998 by and between NewCare Health Corporation, Chris Brogdon, Gene Lane and ProFutures Bridge Capital Fund, L.P.

                 Exhibit 3. Agreement dated January 22, 1998 by and between Chris Brogdon and ProFutures Bridge Capital Fund, L.P.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:   MARCH 2, 1998.

                                         PROFUTURES BRIDGE CAPITAL FUND, L.P.

                                         BY:      BRIDGE CAPITAL PARTNERS, INC.,
                                                  A GENERAL PARTNER


                                         BY: /s/ JAMES H. PERRY
                                             -----------------------------------
                                             JAMES H. PERRY, PRESIDENT


                                         BRIDGE CAPITAL PARTNERS, INC.


                                         BY: /s/ JAMES H. PERRY
                                             -----------------------------------
                                             JAMES H. PERRY, PRESIDENT


                                         PROFUTURES FUND MANAGEMENT, INC.


                                         BY: /s/ GARY D. HALBERT
                                             -----------------------------------
                                             GARY D. HALBERT, PRESIDENT


                                             /s/ JAMES H. PERRY
                                             -----------------------------------
                                             JAMES H. PERRY


                                             /s/ GARY D. HALBERT
                                             -----------------------------------
                                             GARY D. HALBERT

                                 EXHIBIT INDEX



                 Exhibit 1.       Joint Filing Agreement

                 Exhibit 2. Agreement dated January 22, 1998 by and between NewCare Health Corporation, Chris Brogdon, Gene Lane and ProFutures Bridge Capital Fund, L.P.

                 Exhibit 3. Agreement dated January 22, 1998 by and between Chris Brogdon and ProFutures Bridge Capital Fund, L.P.